SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from               to

Commission file number: 1-4850

     A.  Full title of plan and the address of the plan, if different from that of the issuer named below: CSC Outsourcing Inc. CUTW Hourly Savings Plan

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, CA 90245

TABLE OF CONTENTS
Description	Page
Statements of Net Assets Available for Benefits As of December 31, 2003 and 2002.....................................................................	3
Statements of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003 and 2002	4
Notes to the Financial Statements ......................................................................	5

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
	December 31,
	2003	2002
Assets - at fair value
Investments (Notes 1, 2, and 7):
Short-term	$ 3,089	$ 8,454
Long-term:
Mellon Balanced Fund	72,712	72,130
Frank Russell Active Equity Fund	58,199	48,012
Mellon Stock Index Fund	124,536	91,480
Computer Sciences Corporation common stock	379,051	281,457
Participant Loans (Note 6)	13,249	11,986
Interest in Master Trust (Note 5)	221,192	225,199
Total Investments	872,028	738,718

Receivables:
Other Receivables	42,897	35,115
Total Assets	914,925	773,833
Liabilities
Accounts Payable	872	3,984
Total Liabilities	872	3,984
Net Assets Available for Benefits	$ 914,053 =======	$ 769,849 =======

See Notes to Financial Statement

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2003	2002
ADDITIONS
Investment Income (Loss):
Net appreciation (depreciation) in fair value of investments (Note 7)	$ 142,362	$ (291,718)
Interest	511	217
Dividends	4,313	5,698
Plan interest in Master Trust investment income	9,822	23,293
Net Investment Income (Loss)	157,008	(262,510)

Contributions:
Participant	58,289	37,242
Employer	27,484	78,105
	85,773	115,347
Total Additions(Reductions)	242,781	(147,163)

DEDUCTIONS
Distributions to participants	97,844	444,416
Investment management fees	733	1,043
Total Deductions	98,577	445,459
Net Increase (Decrease)	144,204	(592,622)

Net Assets Available for Benefits:
Beginning of Year	769,849	1,362,471
End of Year	$ 914,053 ========	$ 769,849 =========

See Notes to Financial Statements

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Note 1  Description of the Plan

The following brief description of the CSC Outsourcing Inc. CUTW Hourly Savings Plan (the "Plan") of Computer Sciences Corporation (the "Company") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan became effective August 5, 1995, as a result of the Company acquiring certain employees of the Southern New England Telephone Company. The Plan is administered by a committee, Retirement and Employee Benefits Plans Committee of Computer Sciences Corporation (the "Committee"), consisting of four members who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan. The Bank of New York (the "Trustee"), is the trustee of the Plan. Certain administrative expenses (including Trustee fees) incurred for services rendered to the Plan are paid by the Company.

The Plan is a voluntary, contributory, defined contribution plan and is intended to satisfy the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Plan Termination - Although it has not expressed any intention to do so, the Company reserves the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by the Trustee. At December 31, 2003 and 2002, the Plan's interest in the assets of the CCT was approximately .03%. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. As part of the CCT, a portion of the Plan's assets are held in a Master Trust managed by Black Rock Financial Management. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 10.8% and 10.9%, respectively.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, Computer Sciences Corporation Cash Balance Plan, CSC/Raytheon Retirement Plan, CSC/E-Systems Pension Plan, CSC Pension Equity Plan, Eagle Alliance Employee Pension Plan, DynCorp Capital Accumulation Retirement Plan, and the DynCorp Savings and Retirement Plan (the "Plans").

Eligibility and Participation

Employees are eligible to participate on specified enrollment dates if they satisfy the Plan's eligibility requirements, are hourly paid employees of the Company and are members of a collective bargaining unit for which participation in this Plan has been provided by negotiated agreement. A rehired eligible employee is eligible to rejoin the Plan on the next enrollment date.

Participant and Company Contributions

A participant may authorize before-tax and after-tax contributions to the Plan subject to a maximum level of contributions (a certain percentage of base earnings), as specified by the bargaining agreement covering the employee. The Company will contribute, and forward to the Trust fund 66 2/3% of the first 1% to 6% for the employee matched contribution together with the participant's before-tax and after-tax contribution.

The employee base earnings deferred and contributed to the Trust fund cannot exceed applicable limitations of the Code. Effective January 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over, to make additional "catch-up" contributions in excess of the statutory limit. For 2002, such "catch up" contributions could be made up to $1,000 a year, then they are increased each year by $1,000 until $5,000 in 2006, and then indexed in $500 increments. Annual after-tax contributions to the Plan (including employee and Company matching contributions) are limited to $30,000 for each participant. Any compensation deferral in excess of applicable limitations of the Code, and any after-tax contributions with matching Company contributions in excess of $30,000, together with income allocable to those excess contributions will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will be applied to reduce future matching Company contributions.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are 100 percent vested at all times in their before-tax, after-tax contribution and Company matching accounts.

Distributable Amounts, Withdrawals and Refunds

The entire balance in all accounts for participants who retire, die, become disabled, or are discharged is distributed according to the provisions of the Plan.

While still an employee, a participant may make an in-service withdrawal of all or a part of the vested portion of his or her accounts attributable to their contributions, as well as vested Company matching contributions, plus the earnings on those amounts subject to the provisions of the Plan. Upon written notice to the Committee, a participant may make a hardship withdrawal of his or her before-tax and after-tax contributions, as well as Company matching contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. A participant may request a hardship withdrawal only if he or she first takes a loan of any available monies in the Plan. Both types of withdrawals are subject to certain restrictions as described in the Plan document.

Note 2  Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Assets of the Plan

The assets of the Plan are held in a trust with five funds, which represent the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the trust.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Security Transactions

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Participants in the Stock Fund may elect to receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the month or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term securities are stated at cost which approximates fair value. Participant loans are valued at outstanding loan balances.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $2,275 and $5,538 at December 31, 2003 and 2002, respectively.

Note 3  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code.

Note 4  Reconciliation of Financial Statements to Form 5500

	December 31,
	2003	2002

Net assets available for benefits per the financial statements	$ 914,053	$ 769,849
Amounts allocated to withdrawing participants	(2,275)	(5,538)
Net assets available for benefits per Form 5500	$ 911,778 =======	$ 764,311 =======

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2003	2002

Distributions to participants per the financial statements	$ 97,844	$ 444,416
Add: Amounts allocated to withdrawing participants at end of year	2,275	5,538
Less: Amounts allocated to withdrawing participants at start of year	(5,538)	(663)
Distributions to participants per Form 5500	$ 94,581 ======	$ 449,291 =======

Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to December 31, 2003 but not paid as of that date.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Note 5  Investment Funds

Participant contributions - Subject to rules the bargaining unit has adopted, each participant has the right to designate one or more investment funds established by the Committee for the investment of his or her compensation deferral contributions and after-tax contributions in percentages determined by the bargaining unit.

The investment funds are held by the CCT. The fixed income fund investments are in a Master Trust.

The following table represents the assets in the Master Trust:

	December 31,
	2003	2002
Investments at fair value:
Black Rock Core Bond Total Return	$ 1,996,249	$ 2,068,241
Collective Short Term Investment Fund	42,443
Accrued income	6
	$ 2,038,698 ========	$ 2,068,241 ========

At December 31, 2003 and 2002, the Plan's interest in the net assets of the fixed income investment fund was approximately 10.8% and 10.9%, respectively.

Investment income for the Master Trust is as follows:

	December 31,
	2003	2002
Investment income:
Net (depreciation) appreciation in fair value of investments	$ (41,957)	$ 72,514
Dividends	130,500	132,294
Interest	61	51
	$ 88,604 ======	$ 204,859 =======

Investment income and administrative expenses relating to the fixed income investment fund are allocated to individual plans based upon average monthly balances invested by each plan.

Note 6  Participant Loans

The Plan has a loan provision in place which is available to participants covered by the bargaining unit.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

Note 7  Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2003	2002
Investments at Fair Value as Determined by
Quoted Market Price
Cash (overdrafts)	$ 2,461,294	$ (7,062,096)
Short-term investment fund	61,847,211	82,631,988
Money market fund	133,017,884	134,905,932
Bonds and debentures	364,928,255	313,525,841
CSC Stock Fund	750,057,291	271,451,187
International portfolio fund	127,067,765	80,999,745
Investment in registered investment companies
Active Allocation Fund	113,850,006	89,474,915
Brinson Balanced Fund	53,799,264	44,971,781
Brinson Equity Fund	159,022,807	121,505,104
Mellon Capital Aggr. Bond Fund		19,442,536
Mellon Corporate Bond Fund	122,096,617	128,727,920
Mellon EB Enhanced Asset Allocation Fund	72,712	72,130
Mellon EB Stock Index Fund		18,103,136
Mellon Equity Fund	413,025,228	252,041,662
Mellon Equity Completion Fund	174,398,903	100,432,455
Mellon Gov't Bond Fund	1,063,103	1,100,655
Mellon Index Fund	124,536	91,480
Mellon S&P 500 Index Fund	297,564,493	214,747,696
Pacific Mutual Enhanced Bond Fund	44,115,319	42,048,116
BlackRock Core Bond Fund	1,996,249	2,068,241
Vanguard High Yield Bond Fund	20,271,765	11,456,659

(continued)

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Table of CCT Investments, continued

	December 31,
	2003	2002
Mellon Balanced 40/60 Fund	33,263,641	25,197,973
Mellon Balanced 60/40 Fund	57,080,095	40,452,622
Mellon Balanced 80/20 Fund	71,212,974	49,760,056
Mellon S&P 500 Select Fund	44,344,320	29,669,793
Russell Equity I Fund	129,963,466	97,710,335
	3,176,645,198	2,165,527,862
Investments at Estimated Fair Value
Geewax Terker Hedge Fund	14,304,472	14,208,865
Guaranteed investment contracts	221,728	208,402
	14,526,200	14,417,267
Investments at Cost, Which Approximates Fair Value
Employee loans	19,666,768	20,861,715
Total Common/Collective Trust	$3,210,838,166 ===========	$2,200,806,844 ===========
Plan's Interest in the Common/Collective Trust investments	$ 872,028 ===========	$ 738,718 ===========

The investment income (loss) of the CCT is summarized as follows:

	Year Ended December 31,
	2003	2002

Bonds and debentures	$ (3,203,211)	$ 10,015,510
CSC Stock Fund	225,688,912	(108,787,494)
International portfolio fund	31,616,897	(8,622,821)
Active Allocation Fund	22,947,087	(20,078,067)
Brinson Balanced Fund	8,198,982	(5,805,752)
Brinson Equity Fund	35,011,373	(24,647,781)
Mellon Capital Aggr. Bond Fund	(140,146)	690,020
Mellon Corporate Bond Fund	1,115,632	3,612,141
Mellon EB Enhanced Asset Allocation Fund	18,131	(17,344)
Mellon EB Stock Index Fund	2,612,968	(5,441,571)
Mellon Equity Fund	81,802,979	(66,788,887)

(continued)

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Table of CCT income (loss), continued

	Year Ended December 31,
	2003	2002
Mellon Equity Completion Fund	48,521,154	(19,801,599)
Mellon Government Bond Fund	(25,508)	41,899
Mellon Index Fund	25,167	(34,571)
Mellon S&P 500 Index Fund	60,150,473	(63,790,246)
Pacific Mutual Enhanced Bond Fund	2,067,203	4,264,662
BlackRock Core Bond Fund	(41,957)	72,514
Vanguard High Yield Bond Fund	1,249,638	(626,885)
Mellon Balanced 40/60 Fund	3,819,800	(782,720)
Mellon Balanced 60/40 Fund	8,449,807	(4,249,948)
Mellon Balanced 80/20 Fund	13,140,177	(9,206,704)
Mellon S&P 500 Select Fund	8,613,367	(8,038,147)
Frank Russell Active Equity Fund	29,714,910	(27,340,693)
Geewax Terker Hedge fund	7,248	(128,110)
Net appreciation (depreciation) in fair value of investments	581,361,083	(355,492,594)
Dividends	26,702,043	35,005,228
Interest	24,604,425	20,008,593
Common/Collective Trust income (loss)	$ 632,667,551 ==========	$ (300,478,773) ===========
Plan's Interest in the Common/Collective Trust income (loss)	$ 157,008 ==========	$ (262,510) ===========

Note 8  Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these short-term investment funds were paid by the Company.

At December 31, 2003 and 2002, the Plan held 8,570 and 8,170 shares, respectively, of common stock of Computer Sciences Corporation, the sponsoring employer, with a cost basis of $375,275 and $363,314, respectively.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2003

Note 9  Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2003 and 2002, and for the two years ended December 31, 2003:

	2003	2002
Net assets:
CSC common stock	$ 379,051	$ 281,457
Short-term investments	37	3,673
Accrued income	2	2
Transfers from (to) participant-directed investments receivable (payable)	223	(320)
Net receivable	30,566	28,253
CSC Stock Fund	409,879	313,065

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	82,029	(200,420)
Interest income	27	120
Employer contributions	21,302	28,939
Participant contributions	27,935	36,717
Transfers from participant-directed investments	152	5,676
Benefits paid to participants	(34,631)	(216,690)

Net Change	96,814	(345,658)

CSC Stock Fund beginning of the year	313,065	658,723
CSC Stock Fund end of the year	$ 409,879 =======	$ 313,065 =======

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

Date: June 28, 2004	By: /s/ LEON J. LEVEL Leon J. Level Chairman Computer Sciences Corporation Retirement Plans Committee